VIA ELECTRONIC TRANSMISSION

Joseph A. Foti

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Fax: +1-703-813-6967

May 11, 2009

Re:	Daimler AG
Form 20-F for the year ended December 31, 2008
Filed February 27, 2009
File No. 001-14561

Dear Mr. Foti:

We have received the comment letter dated April 24, 2009, with respect to our 2008 Annual Report on Form 20-F, from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. Attached are our responses to the Staff’s comments.

Pursuant to the Staff’s request, Daimler acknowledges that:

•                      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call Robert Köthner at +49-711-17-92543. In the event of a written response, please use the following fax number: +49-711-17-94116.

Sincerely,

Daimler AG

/s/ Bodo Uebber	/s/ ppa. Robert Köthner
Bodo Uebber	Robert Köthner
Member of the Board of Management	Vice President
Finance & Controlling /	Chief Accounting Officer
Daimler Financial Services

Form 20-F for the year ended December 31, 2008

Consolidated Statements of Cash Flows, page F-8

1.          We note that your reconciliation of net profit to cash provided by operating activities includes a line item titled “other non-cash expense and income.” Please tell us, and disclose in future filings, the nature and amount of the significant components of this line item.

Response:

The line item “other non-cash expense and income” in the reconciliation of net profit to cash provided by operating activities comprises of the following components:

in millions of €	2008	2007	2006
Deferred tax expense (benefit)	157	2,992	(40)
Share of loss from companies accounted for using the equity method	1,161	404	150
Impairment of assets related to Chrysler	1,055	—	—
Other	249	118	67
Total	2,622	3,514	177

Under the indirect method of presentation of cash provided by operating activities, IAS 7.20(b) requires adjustment of profit for the effects of non-cash items, but does not provide for specific disclosure of these adjusting items. We have separately presented “Depreciation and amortization” on the face of the consolidated statements of cash flows due to the significance of this item; we combined all other non-cash adjusting items, as far as these items are not related to changes in operating assets and liabilities, and disclosed significant items included therein elsewhere in the notes to our financial statements, notably notes 8 and 12.

However, we will enhance our disclosure of items within our consolidated statements of cash flows [note 26 in 2008 consolidated financial statements] in future filings as follows:

“The line item other non-cash expense and income within the reconciliation of net profit to cash provided by operating activities primarily comprises of adjustments for deferred tax expense (benefit) and the Group’s share in the loss (income) from companies accounted for using the equity method. In addition, the amount in 2008 includes the impairment of certain Chrysler related assets.”

Note 2. Significant Acquisitions and Dispositions of Interests in Companies and Other Disposals of Assets and Liabilities

Dispositions, page F-21

2.          We note your disclosure that Daimler recognized charges of €293 million due to the contract with BBDC and BAIC and €186 million of this amount was paid in 2008. Please tell us and disclose in future filings how the charge of €293 million was calculated or determined and whether that amount is an estimate or the maximum amount that Daimler will owe to BBDC. If the amount may change in the future, please tell us, and disclose in future filings, the estimated range of any additional charge that may be incurred in the future. Also, please disclose when you expect to pay the remaining amount. Additionally, please tell us why you believe it is appropriate to record this charge as part of discontinued operations for the year ended December 31, 2008.

Response:

The terms of our contract with a subsidiary of Cerberus Capital Management, L.P. (Cerberus) dated August 3, 2007 resulting in the transfer of a majority interest in Chrysler to Cerberus, also addressed Chrysler’s Chinese activities which formed part of BBDC’s operations. Under the terms of that contract, Chrysler obtained the right to either request (i) separation of Chrysler’s Chinese operations from Daimler’s activities and continuation under a separate joint venture between Chrysler and BAIC, or (ii) an ownership interest of 25% in BBDC or (iii) termination of Chrysler activities at BBDC without being responsible for any exit cost. The loss we recognized on the deconsolidation of Chrysler in 2007 includes an amount of €103 million representing our estimate of the cost to Daimler based on scenario (i) which we had then considered most likely.

In 2008, Chrysler informed us that they were no longer pursuing either scenario (i) or (ii). As a result, we estimated the ultimate cost of their decision under scenario (iii) and, based on our agreement with BAIC and BBDC, recognized additional charges of €293 million in 2008 for our obligation to reimburse BBDC for the decision to discontinue the Chrysler activities. The amount represents our best estimate and considers the agreement reached with BAIC and BBDC which sets maximum amounts for the exit costs, notably impairments for most Chrysler-related assets, Chrysler inventory losses, and supplier and dealer termination costs. Actual charges may differ from our estimate and we will update our estimates in the future. However, we did not expect an additional exposure in excess of the amount recognized as the elements of the exit costs are subject to a maximum amount which is our best estimate for such component.

In 2007, we recognized a loss on the sale of Chrysler within discontinued operations in accordance with IFRS 5. The amount of that loss we recognized on the deconsolidation of Chrysler in 2007 includes the amount of €103 million related to Chrysler’s Chinese activities (see above). IFRS 5.35 requires classification of adjustments to the amount of such loss in a subsequent period that are directly related to the disposal of the discontinued operation in a prior period as separate component in discontinued operations. The losses we incur in connection with Chrysler’s Chinese activities are directly related to the disposed Chrysler operations and the terms of our contract with Cerberus.

In response to your comment, we will enhance the disclosure provided in note 2 to our 2008 financial statements in future filings (emphasis added):

“Daimler and its Chinese partner Beijing Automotive Industry Holding Co. Ltd. (BAIC) each own a 50% equity interest in the joint venture Beijing-Benz-DaimlerChrysler Automotive Co. Ltd. (BBDC) which manufactures and distributes Mercedes-Benz passenger cars and Chrysler vehicles in China. In connection with the transfer of the majority interest in Chrysler in 2007, Daimler, Chrysler and Cerberus agreed on a framework dealing with the future business model at BBDC. Under the framework agreement, the final terms of future cooperation at BBDC with respect to the manufacturing of Chrysler vehicles should be determined at a later point in time. In June 2008, it was agreed, subject to consent by BAIC and BBDC, that the manufacturing of Chrysler vehicles at BBDC should be discontinued by the end of the existing license agreements. In this context, in December 2008, Daimler, BAIC and BBDC entered into a contract, which determines that Daimler should be responsible for certain costs related to Chrysler vehicles at BBDC and reimburse such costs to BBDC, since they are directly connected to the transfer of the majority interest in Chrysler. The costs include in particular the impairment of plant and equipment, the valuation of Chrysler inventories at BBDC and compensation payments to suppliers and dealers. Daimler does not obtain an additional interest in BBDC in exchange. Therefore, Daimler recognized additional charges of €293 million (before income taxes) in 2008 within “net profit (loss) from discontinued operations” to record an estimated total cost of €396 million. An amount of [€200 million] was paid in 2009 (€186 million in 2008). We expect the remainder to be paid in 2010 [€10 million].”

3.          We note your disclosure that on February 1, 2008, you sold real-estate properties at Potsdamer Platz to the SEB Group for €1.4 billion and at the same time, entered into leases for approximately half of the sold office space with a non-cancelable lease period ending December 31, 2012. Please tell us if these leases are considered finance or operating leases. If they are finance leases, please tell us why you believe it is appropriate to recognize the entire profit at the time of the sale. Please refer to paragraph 59 of IAS 17.

Response:

For your understanding, we would like to point out that the Potsdamer Platz property includes 19 buildings with different uses (e.g. retail, hotel, office, residential, public space, entertainment); only some buildings provide for office space. Our leases only relate to five buildings and approximately half of the office floors. We classified the lease for each of the buildings separately and each of the leases is classified as operating lease in accordance with the criteria established by IAS 17. Each lease is with an unrelated third party and does not involve any transfer of title or repurchase option; the five year leases are at fair market rent at inception and do not transfer substantially all risk and rewards of ownership back to Daimler over its term.  On sale-operating leasebacks, IAS 17.61 requires immediate recognition of any excess of sales proceeds over the carrying value in income, if the transaction is established at fair value.

Note 12. Investments Accounted for Using the Equity Method, page F-36

4.          We note your disclosure that in 2008, Daimler’s proportionate share in the loss of Chrysler amounts to €1,390 million. It appears that based on this amount, your equity investment may be considered significant under the income test in Rule 3-09 of Regulation S-X, and financial statements of Chrysler would be required to be included with your Form 20-F. Please explain to us how you evaluated the significance of this equity method investment under Rule 3-09 of Regulation S-X. If the investment meets the criteria to be considered a significant investment, please revise your filing to include the required financial statements for all periods in which you held this equity investment.

Response:

We had performed the tests of significance as required under Regulation S-X under Rule 3-09 test with regard to our equity method investment in Chrysler Holding LLC and we determined that Chrysler exceeded the significance threshold based on the income test.

Therefore, with a letter dated April 8, 2009, we notified management of Chrysler of the determination of the tests of significance for purposes of Rule 3-09 and requested their cooperation in obtaining audited 2008 financial statements and the unaudited stub period from August 3, 2007 (the date of our sale of a majority stake in Chrysler) through December 31, 2007, both prepared under U.S. GAAP, for purposes of providing those financial statements in an amendment of our 2008 Form 20-F to be filed no later than June 30, 2009.

Subsequent to our request to the management of Chrysler, we agreed to dispose of our remaining interest in Chrysler. On April 30, 2009, Chrysler LLC and several subsidiaries filed for bankruptcy in the U.S. As a result of these events, we are in the process of assessing if and how these events could affect our ability to obtain the Chrysler financial statements we had requested. At this date, we are unable to determine if these recent events will impact the availability of these financial statements to be filed under Rule 3-09 of Regulation S-X and will advise the staff accordingly as more information becomes known.

5.          Also, we note that the Company’s share of profit and loss from companies accounted for using the equity method of accounting in 2007 totalled €1,053 million. Please tell us the significant components of your income from equity method investments during 2007. We may have further comment upon review of your response.

Response:

The company’s share of profit and loss from companies accounted for using the equity method of accounting in 2007 consists of the following components:

amounts in millions of €	2007
EADS
- Gain realized on the sale of a 7.5% interest in EADS in January 2007	713
- Gain realized on the issuance of equity interests to investors in March 2007	704
- Gain realized on sales of approximately 1% equity interest in EADS in the fourth quarter of 2007	35
- Daimler’s share in the net profit of EADS	13
Chrysler
- Daimler’s share in the net loss of Chrysler	(377)
Other
- Daimler’s share in the net results of other equity method investments	(35)
1,053

EADS and Chrysler were the most significant investees accounted for under the equity method in 2007 and we have provided disclosure of each of these components, see Note 12 to our 2008 Consolidated Financial Statements.

Note 27, Legal Proceedings, page F-59

6.          We note that the Item 9 Legal Proceedings disclosure beginning on page 77 includes disclosure of several legal proceedings and contingencies that are not disclosed in the notes to your financial statements. Specifically, you disclose a proceeding relating to a subordination and profit transfer agreement that existed between Daimler-Benz AG and AEG AG in which you indicate that the court order could result in additional expenditures for Daimler AG of approximately €239 million. In light of the fact that this amount would be material to your income statement, we believe a contingency such as this should be disclosed in the notes to the financial statements. Please revise future filings to ensure all legal proceedings and contingencies that meet the requirements of IAS 37 are disclosed in the notes to the financial statements.

Response:

We will provide disclosures required by IAS 37.86 in our consolidated financial statements with respect to material contingent liabilities for which the possibility of a cash outflow is other than remote, unless disclosure is not required under IAS 37.92. We refer to our letter dated August 14, 2008, notably our response to your comment #6.

With regard to the referenced valuation proceeding and the fact that the court order could result in additional expenditures for Daimler AG of approximately €239 million, please note that this amount represents the maximum potential cash payment that the Company identified. The contingent amount exceeding the recognized provision for the probable amount was not material to our income statement.